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                             December 23, 2020

       Rory Nealon
       Chief Financial Officer
       Amryt Pharma plc
       Dept 920a 196 High Road, Wood Green
       London, United Kingdom, N22 8HH

                                                        Re: Amryt Pharma plc
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
18, 2020
                                                            CIK No. 0001783010

       Dear Mr. Nealon:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Boris Dolgonos, Esq.